UNITED STATES
             		   SECURITIES AND EXCHANGE COMMISSION
                  				  Washington, D.C. 20549

OMB APPROVAL
OMB Number:      3235-0145
Expires:     October 31, 1994
Estimated average burden hours per response . . . 14.90

                      					SCHEDULE 13G

			          Under the Securities Exchange Act of 1934

              				 (Amendment No. _________)*

       			 Philippine Long Distance Telephone Company
					                 (Name of Issuer)

 		    Series III Convertible Preferred Stock Par Value
            				Ten Philippine Pesos Per Share
             			(Title of Class of Securities)

                 					   718252703
                  				(CUSIP Number)


Check the following box if a fee is being paid with this statement [X] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252703           13G             Page ______ of ______ Pages

1. NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	(1)  Highbridge Capital Corporation - not applicable
	(2)  Highbridge Capital Management, Inc. - 13-3530960.

2. CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*
							 (a)[ ]
							 (b)[ ]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

	(1)  Highbridge Capital Corporation - Cayman Islands, British
	     West Indies
	(2)  Highbridge Capital Management, Inc. - State of Delaware

NUMBER
OF SHARES        5. SOLE VOTING POWER           0

BENEFICIALLY
OWNED BY         6. SHARED VOTING POWER         228,475

EACH
REPORTING        7. SOLE DISPOSITIVE POWER      0

PERSON
WITH             8. SHARED DISPOSITIVE POWER    228,475

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
						228,475

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
						[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
						5.4%

12. TYPE OF REPORTING PERSON*
		(1)  Highbridge Capital Corporation - BD
		(2) Highbridge Capital Management, Inc. - exempt from registration as an IA

			*SEE INSTRUCTION BEFORE FILLING OUT!
				Page 2 of 4 pages


Item 1.

(a)     Name of Issuer           Philippine Long Distance Telephone Company
(b) Address of Issuer's Principal Executive Offices: Cojuango Building, Makati Avenue, Metro Manila, Philippines


Item 2.

(a)   Name of Person Filing
	(1)  Highbridge Capital Corporation
	(2)  Highbridge Capital Management, Inc.

(b)   Address of Principal Business Office or, if none, Residence
	(1)  Highbridge Capital Corporation
	     The Residence, Unit #2, South Church Street,
	     Grand Cayman, Cayman Islands, British West Indies

	(2)  Highbridge Capital Management, Inc.
	     767 Fifth Avenue
	     New York, New York  10153

(c)   Citizenship
	(1)  Highbridge Capital Corporation - Cayman Islands, British
	     West Indies
	(2)  Highbridge Capital Management, Inc. - State of Delaware

(d)   Title of Class of Securities: Series III Convertible Preferred Stock
				  Par Value Ten Philippine Pesos Per Share


(e)   CUSIP Number    718252703


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [X] Broker or Dealer registered under Section 15 of the Act
      	 (Highbridge Capital Corporation)
(b)  [ ] Bank as defined in section 3(a)(6) of the Act
(c)  [ ] Insurance Company as defined in section 3(a)(19) of the act
(d)  [ ] Investment Company registered under section 8 of the Investment
	        Company Act
(e)  [ ] Investment Adviser registered under section 203 of the Investment
	        Advisers Act of 1940. Highbridge Capital Management, Inc. is the
	        manager of the investments of Highbridge Capital Corporation.
         Highbridge Capital Management, Inc. is exempt from registration as an investment adviser.
(f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the
	        provisions of the Employee Retirement Income Security Act of 1974 or
	        Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
(g)  [ ] Parent Holding Company, in accordance with Section 240.13(d)(ii)(G)
       	 (Note: See Item 7)
(h)  [ ] Group, in accordance with Section 240.13d(b)(1)(ii)(H)

Item 4. Ownership

(a)  [ ] Amount Beneficially Owned                                   228,475
(b)  [ ] Percent of Class                                               5.4%
(c)  [ ] Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote                              0
	(ii) shared power to vote or to direct the vote                     228,475
	(iii) sole power to dispose or to direct the disposition of               0
	(iv) shared power to dispose or to direct the disposition of        228,475

Item 5. Ownership of Five Percent or Less of a Class

	Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Inapplicable

Item 8. Identification and Classification of Members of the Group

	Inapplicable

Item 9. Notice of Dissolution of Group

	Inapplicable

Item 10. Certification

				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		 02/01/96
	_____________________________________
	Date
		 Howard Feitelberg
	_____________________________________
	Signature

	Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title

		    01/31/96
	_____________________________________
	Date
		   Ronald S. Resnick
	_____________________________________
	Signature

 Ronald S. Resnick / Managing Director, Highbridge Capital Management, Inc. Name/Title